General

1.
Please monitor your need to update your financial statements and related disclosure throughout the Form S-1, including quarterly market information for your share price under the “Market for Common Equity and Related Stockholder Matters” section. Please refer to Item 3.12 of Regulation S-X or Article 8 of Regulation S-X, as applicable.

The financial statements and related disclosures, including the quarterly market information for our share price has been updated to reflect the fiscal years ended December 31, 2007, 2006 and 2005.

The above referenced revisions are indicated throughout the Marked Version of the Amendment No.3 to the Form S-1 (“Marked Version”). The revisions to the section entitled, “Market for Common Equity and Related Stockholder Matters” can be found on page 65 of the Marked Version. The Company’s financial consolidated financial statements for the years ending December 31, 2005, 2006 and 2007 may be found starting on page 100 of the Marked Version.

Cover Page of Registration Statement

2.	Revise the cover page to comply with the amendments to Form S-1 effective February 8, 2008.

The cover page of the Form S-1 has been revised to comply with the amendments to Form S-1 effective February 8, 2008.

Directors, Executive Officers, Promoters and Control Persons, page 90

3.	We note your response to our prior comment 13. Please add Mr. Weipeng Liu’s title of “Manager of Operations” to the table on page 90.

The title “Manager of Operations” has been included as an additional title of Mr. Weipeng Liu in the table contained in the section entitled, “Directors, Executive Officers, Promoters and Control Persons,” as well as on the signature page. We have also updated the table to reflect the current ages of each of the officers and directors.

The above revisions can be found on page 88 of the Marked Version.

Executive Compensation

Compensation Discussion and Analysis

Elements of Compensation, page 93

4.
You state that you provide your officers “solely” with a base salary and do not provide any discretionary bonuses. We note however, that you pay your executive incentive bonuses based on profit formula. Please reconcile this disclosure.

The section entitled, “Elements of Compensation” has been revised as such:

We provide our executive officers with a base salary and bonus to compensate them for services rendered during the year. Our policy of compensating our executives with a cash salary and bonus has served us well. Because of our history of attracting and retaining executive talent, we do not believe it is necessary at this time to provide our executives equity incentives for us to continue to be successful.

The revision can be found on page 91 of the Marked Version.

Base Salary, page 93

5.
We note your response to our prior comment 9. You state that you have no predetermined quantitative targets or formula to assist in evaluating an individual’s or Company performance. However, the language in the last sentence of the first paragraph on page 93 mentions “objective parameters such as… personal performance and overall corporate performance.”

The first paragraph under the section entitled, “Background and Compensation Philosophy,” has been revised as such:

Our board of directors consists of three individuals: (1) Pengfei Liu, our Chief Executive Officer and beneficial owner of 50.96% of our common stock; (2) Shaobin Yang, our Deputy CEO; (3) and Weipeng Liu, our Manager of Operations. Our board of directors have historically determined the compensation to be paid to our executive officers based on our financial and operating performance and prospects, the level of compensation paid to similarly situated executives in comparably sized companies, such as HQ Sustainable Maritime Industries, Inc., Zhongpin Inc. and American Dairy, Inc., and contributions made by the officers’ to our success. Each of the named officers will be measured by a series of performance criteria, as set forth below under the section entitled “Base Salary,” by the board of directors, or the compensation committee when it is established, on a yearly basis.

The above revision can be found on page 91 of the Marked Version.

We have also revised the section entitled, “Discretionary Bonus” and the “Summary Compensation Table” to reflect the special bonuses paid to Pengfei Liu, Shaobin Yang and Weipeng Liu in December 2007 for their extra effort and overtime related to the Reverse Acquisition and private placement.

The revised section entitled, “Discretionary Bonus” can be found on page 92 of the Marked Version, and the revised “Summary Compensation Table” can be found on page 93 of the Marked Version.

Finally, we note that the salaries for each executive officer for the next two years are set forth in employment agreements. Please clarify whether the salaries for the executive officers will change over the next two years, and if so, how any such changes will be determined.

The salaries for the executive officers will remain unchanged during the employment period specified in their respective employment agreement.

The section entitled, “Service Agreements with Directors and Executive Officers” on page 94 of the Marked Version has been revised to clarify this.